Gordon Pointe Acquisition Corp.

780 Fifth Avenue South

Naples, Florida 34102

January 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Re:	Gordon Pointe Acquisition Corp. Registration Statement on Form S-1 Filed December 22, 2017 File No. 333-222270

Ladies and Gentlemen:

Gordon Pointe Acquisition Corp., a Delaware corporation (“Gordon Pointe”), hereby requests acceleration of the Registration Statement on Form S-1 (File No. 333-222270), to 4:00 p.m., Eastern Daylight Time, on January 24, 2018, or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Gordon Pointe hereby confirms that it is aware of its obligations under the Act. In addition, Gordon Pointe acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, they do not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Gordon Pointe from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Gordon Pointe may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (412) 960-4687 as soon as the Registration Statement on Form S-1, as amended, has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours,

Gordon Pointe Acquisition Corp.

By:	/s/ James J. Dolan
James J. Dolan
Chief Executive Officer